

Ridgecroft Distillery LLC (DBA Gate 11 Distillery)
(the "Company")
a Tennessee Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents





RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ridgecroft Distillery LLC Management

We have reviewed the accompanying financial statements of Ridgecroft Distillery LLC (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 17, 2024

RIDGECROFT DISTILLERY LLC
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	29,474	35,538
Inventory	16,409	11,989
Total Current Assets	45,883	47,527
Non-Current Assets:		
Fixed Assets	354,089	362,799
Right of Use Asset	220,379	262,342
Other Assets	64,023	53,175
Total Non-Current Assets	638,491	678,316
TOTAL ASSETS	**684,374**	**725,843**
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Card Payable	83,636	100,432
Payroll Liabilities	1,791	558
Lease Liability - Current	42,651	41,963
Loan Payable - Current	32,287	11,276
Other Current Liabilities	6,635	7,156
Total Current Liabilities	167,000	161,385
Non-Current Liabilities:		
Lease Liability - Non Current	177,728	220,379
Loan Payable - Non Current	632,032	532,104
Due to related parties	70,495	61,910
Total Non-Current Liabilities	880,255	814,393
TOTAL LIABILITIES	1,047,255	975,778
EQUITY		
Members Capital	266,742	268,294
Retained Earnings	(629,623)	(518,229)
TOTAL EQUITY	(362,881)	(249,935)
TOTAL LIABILITIES AND EQUITY	**684,374**	**725,843**

See Accompanying Notes to these Unaudited Financial Statements

RIDGECROFT DISTILLERY LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	2022
Sales	524,964	526,176
Cost of Goods Sold	115,987	139,530
Gross Profit	408,977	386,646
Operating Expenses		
Advertising and Marketing Expense	8,684	13,983
Salaries and Wages Expense	165,232	165,980
Rent Expense	62,427	68,095
Taxes, Licenses and Fees	33,174	48,026
General and Administrative Expense	169,271	171,726
Depreciation Expense	17,185	10,322
Amortization Expense	4,624	4,624
Total Operating Expenses	460,597	482,756
Total Loss from Operations	(51,620)	(96,110)
Other Income (Expenses)		
Other Expenses	-	-
Other Income	23,889	19,569
Total Other Income (Expenses)	23,889	19,569
Earnings Before Interest, Taxes, Depreciation, and Amortization	(27,731)	(76,541)
Interest Expense	83,663	51,116
Net Loss	(111,394)	(127,657)

See Accompanying Notes to these Unaudited Financial Statements

RIDGECROFT DISTILLERY LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital	Retained Earnings (Deficit)	Total Members' Equity
Beginning balance at 1/1/22	256,103	(390,572)	(134,469)
Contribution	12,191	-	12,191
Distribution	-	-	-
Net loss	-	(127,657)	(127,657)
Ending balance at 12/31/22	268,294	(518,229)	(249,935)
Contribution	100,264	-	100,264
Distribution	(101,816)	-	(101,816)
Net loss	-	(111,394)	(111,394)
Ending balance at 12/31/23	**266,742**	**(629,623)**	**(362,881)**

See Accompanying Notes to these Unaudited Financial Statements

RIDGECROFT DISTILLERY LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(111,394)	(127,657)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Amortization Expense	4,624	4,624
Depreciation Expense	17,185	10,322
Decrease (Increase) in Assets:		
Inventory	(4,420)	7,136
Right of Use Asset	41,963	(262,342)
Other Assets	(15,472)	4,629
Increase (Decrease) in Liabilities:		
Credit Card Payable	(16,796)	15,011
Payroll Liabilities	1,233	(1,721)
Other Current Liabilities	(521)	153
Lease Liability	(41,963)	262,342
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	(14,167)	40,154
Net Cash used in Operating Activities	(125,561)	(87,503)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Acquisition of Fixed Assets	(8,475)	-
Net Cash used in an Investing Activity	(8,475)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to) Loans	129,524	28,573
Members Contributions (Withdrawals)	(1,552)	12,191
Net Cash provided by Financing Activities	127,972	40,764
Cash at the beginning of period	35,538	82,277
Net Cash decrease for period	(6,064)	(46,739)
Cash at end of period	**29,474**	**35,538**

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ridgecroft Distillery LLC DBA Gate 11 Distillery ("the Company") was formed in Tennessee on November 7, 2017. The Company plans to earn revenue from selling distilled spirits through their own bars and to other bars through distribution partnerships. The Company's headquarters is in Tennessee. The Company's customers will be located primarily from Tennessee and the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $29,474 and $35,338 in cash as of December 31, 2023 and December 31, 2022, respectively.

Inventory

Inventory consisted primarily of raw materials amounting to $16,409 and $11,989 as of December 31, 2023 and December 31, 2022. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double declining balance method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2023	2022
Furniture and Fixtures	5-7	47,098	47,098
Machinery and Equipment	5-7	165,285	156,809
Leasehold Improvements	39	402,569	402,569
Less Accumulated Depreciation		(260,863)	(243,677)
Totals		354,089	362,799

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through selling distilled spirits through its own stores and through distributors. The performance obligation of the Company is the delivery of the products to its customers. Revenue is recognized at the point of sale coinciding with the receipt of payment from customers.

Advertising and Marketing Expense

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

Salaries and Wages Expense

These are amounts paid to employees in exchange for services rendered by them to the Company. This also includes benefits and taxes related to employee wages.

Rent Expense

These are the lease payments for the terminal station leased for a 10 year period.

General and Administrative Expense

General and administrative expenses consist of various expenses that were necessary in the operations of the business. The expenses included were entertainment, utilities, insurance, subscriptions and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The members of the Company have provided a loan to finance the Company operations with an outstanding total balance of $70,495 and $61,910 as of December 31, 2023 and December 31, 2022, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees aside from the lease commitments below:

The Company has rented a property in 2019 with monthly rental of $3,822 for 10 years. This resulted in the Company recognizing a lease liability and right of use asset in 2023 and 2022.

Lease expense	2023	2022
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	45,864	45,864
Short-term lease expense *	-	-
Variable lease expense	-	-
Sublease income *	-	-
Total	45,864	45,864
Other Information		
(Gains) losses on sale-leaseback transactions, net *		
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from finance leases (i.e. Interest)	-	-
Financing cash flows from finance leases (i.e. principal portion)	-	-

Operating cash flows from operating leases	45,864	45,864
ROU assets obtained in exchange for new finance lease liabilities	-	-
ROU assets obtained in exchange for new operating lease liabilities	-	303,627
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	5	6
Weighted-average discount rate for finance leases	0.00%	0.00%
Weighted-average discount rate for operating leases	1.63%	1.63%
Maturity Analysis	Operating	Operating
		45,864
2024-12	45,864	45,864
2025-12	45,864	45,864
2026-12	45,864	45,864
2027-12	45,864	45,864
2028-12	45,864	-
Thereafter	-	45,864
Total undiscounted cash flows	229,320	275,184
Less: present value discount	-8,941	-12,842
Total lease liabilities	220,379	262,342

NOTE 5 – LIABILITIES AND DEBT

Credit Card Payable - Majority of the Company expenses were being paid using the Company's credit card with an outstanding balance of $83,636 and $100,432 as of December 31, 2023 and December 31, 2022, respectively.

Other Current Liabilities pertains to excise tax payable and sales tax payable which totalled to $6,635 and $7,156 as of December 31, 2023 and December 31, 2022, respectively.

Loans - On June 29, 2022, the Company obtained a loan from Southeast Tennessee Development District with a principal amount of $81,725 with an annual interest rate of 1% and is payable in eighty-four consecutive equal installments of $1,007 due until July 15, 2029.

- On September 12, 2023 the Company received a loan from the U.S. Small Business Administration amounting to $150,000 for working capital and closing costs purposes which is due in 10 years from the date of the note. The initial rate is 12.25% per year. The initial rate is the, "Prime rate in effect on the first business day of the month in which SBA received the loan application, plus 3.75%. The initial interest rate must remain in effect until the first change begins unless reduced in accordance with SOP 50 10. The minimum monthly repayment is at $2,174. The loan is subject to certain collateral conditions which must be complied by the Company.

Below is a summary of the Company's liabilities as of December 31:

Liability	2023		2022	
	Current	Non-Current	Current	Non-Current
Credit Card Payable	83,635	-	100,432	-
Payroll Liabilities	1,791	-	558	-
Lease Liability	42,652	177,728	41,963	220,379
Loans	32,287	632,032	11,276	532,104
Other Current Liabilities	6,635	-	7,156	-
Due to related parties	-	70,495	-	61,910
Total Liabilities	**167,000**	**880,255**	**161,385**	**814,393**

NOTE 6 – EQUITY

The Company was organized in Tennessee in 2017 with a total initial contribution of $150,000 from 5 members.

Interest - Each member has interest in the Company that includes the following: (a) to its distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members; and (d) to any and all other benefits to which such Member may be entitled.

Allocation - For each fiscal year after giving effect to the special allocations, net income and net loss of the Company shall be allocated among the Members pro rata in accordance with their membership interests.

Liquidation - In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, one of the member (JBT) shall be entitled to be paid out of the assets of the Corporation available for distribution to its Members prior to any payment being made to the remaining Members an amount equal to $50,000. The remaining members shall be entitled to an amount equal to two times their capital contributions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 17, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.